rgarabedian@luselaw.com
(202) 274-2030
August 3, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Michael Clampitt, Esq. Mail Stop 4561

Re:	Atlantic Coast Financial Corporation (Registration No. 333-167632) Registration Statement on Form S-1
Dear Mr. Clampitt:
     On behalf of Atlantic Coast Financial Corporation (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated July 15, 2010, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The responses correspond to the numbered comments in the comment letter. The Prospectus also includes a “Recent Developments” section. The Amended S-1 has been blacklined to reflect changes from the original filing.
Registration Statement on Form S-1
General
1.	To the extent any of the comments relating to the subscription offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

The Company acknowledges this comment.
2.	We note that you filed a Registration Statement on Form S-1 on June 28, 2007 and that the filing was declared effective on October 12, 2007. We also note, however, that you made only one Exchange Act filing subsequent to the date the registration statement became effective, a Form 10-Q for the quarter ended September 30, 2007.

Securities and Exchange Commission
August 3, 2010

Please tell us how you intend to comply with the requirement to file a Form 10-K for the fiscal year ended December 31, 2007.
As discussed with the Staff, the Company has had no assets, liabilities or operations since its formation in 2007. However, due to the requirement to file a Form 10-K following an effective registration statement, the Company filed a Form 10-K for the fiscal year ended December 31, 2007 on August 3, 2010 reflecting the Company’s financial condition and results of operations as of and for fiscal 2007. The Form 10-K includes an audit report of Crowe Horwath, LLP, the Company’s independent auditor in 2007.
3.	We note the unique nature of the supplemental offering that you intend to consummate immediately following the conversion offering. As a whole, we are concerned that existing Atlantic Coast Federal Corporation shareholders and those persons that purchase your shares in the conversion offering are clearly made aware of the dilutive effect the supplemental offering will have on their stock holdings. To that end, please incorporate the following concepts into all relevant sections of the prospectus and proxy statement/prospectus;
•	that following the exchange of existing shares of Atlantic Coast Federal Corporation common stock and the supplemental offering current Atlantic Coast Federal Corporation shareholders will own notably less than 34.9% of Atlantic Coast Federal Corporation that they currently own;

•	that if you receive subscriptions in the conversion offering for above the adjusted maximum amount such persons will have a portion of their orders unfulfilled in favor of those selected investors that are participating in the supplemental offering; and

•	that unless the value of the shares being sold in the supplemental offering can be directly correlated to the increase in Atlantic Coast Financial Corporation’s valuation over what it would be without the supplemental offering, you are selling less than the 65.1% ownership interest of Atlantic Coast Federal, MHC in the conversion offering.
After discussions with the Company’s primary federal regulator, the Office of Thrift Supervision, the Company has decided to withdraw the supplemental offering and instead will conduct a traditional “second step” conversion and offering. Accordingly, this comment is no longer applicable.
Summary
Our Organizational Structure, page 2
4.	Revise this section to include a discussion of your previous attempts at a second-step conversion in 2007.

Securities and Exchange Commission
August 3, 2010

The disclosure has been revised as requested on page 2 of the Prospectus.
Terms of the Supplemental Offering, page 6
5.	Please expand the narrative to provide greater detail on how the supplemental offering will allow you to raise more capital than in the conversion offering alone.

As noted in the Company’s response to comment number three above, this comment is no longer applicable.
The Exchange of Existing Shares of Atlantic Coast Federal Corporation Common Stock, page 9
6.	As referred to in comment 2, please revise the chart on page 10 to also include the effect of any shares sold in the supplemental offering.

As noted in the Company’s response to comment number three above, this comment is no longer applicable.
How We Intend to Use the Proceeds of the Offerings, page 11
7.	Please update here and throughout the document the relevant facts of the $5 million loan you expected to obtain in June 2010.

A cross reference has been added on page 10 to direct the reader to a complete description of the loan under “How We Intend to Use the Proceeds from the Offering” on page 53.
Risk Factors, page 21
8.	Revise your Risk Factors to avoid making statements that there “can be no assurance” that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance. In addition, update the quantifications through June 30, 2010.

The risk factors section has been revised to remove references to “there can be no assurance.” As discussed with the Staff, the Company has not updated the quantifications to June 30, 2010 because financial information in the Prospectus is as of March 31, 2010.

9.	Please revise your first Risk Factor to state what percent of your total assets are classified as non-performing assets over the period from December 31, 2007 through March 31, 2010.

Securities and Exchange Commission
August 3, 2010

The disclosure has been revised as requested on page 20 of the Prospectus.
10.	Include a stand-alone Risk Factor that describes the risks to your business associated with the memorandum of understanding you have with the Office of Thrift Supervision. Include a discussion of the risks associated with any likely run-off of brokered deposits as well as the other risks associated with the memorandum of understanding discussed on page 129.

The Company has added the requested risk factor on page 28.

11.	Please include a Risk Factor, or explain to us why one is not necessary discussing the risk associated with the fact that your new Executive Chairman of the Board, Mr. Sidhu, is also Chairman and Chief Executive Officer of New Century Bank in Phoenixville, Pennsylvania and of Sidhu Advisors, LLC.

The Company has added the requested risk factor on page 31. The Staff should also note that Mr. Sidhu has suspended the operations of Sidhu Advisors, LLC which has been added to his biography in the Prospectus.

12.	Please move the third Risk Related to the Offerings on page 32 (future sales or other dilution) so that it appears first in this section. Also revise this Risk Factor to remove the speculative language from its title and to specifically mention the supplemental offering.

The risk factor regarding dilution has been moved to become the first risk factor in “Risks Related to the Offering” on page 31 of the Prospectus. The heading has been revised to specifically reference the dilution resulting from a future stock offering.
Historical and Pro Forma Regulatory Capital Compliance, page 44
Capitalization, page 46
13.	Since the supplemental offering will occur immediately following the conversion offering, revise these tables so that the column related to the supplemental issuance appears to the right of the columns related to the conversion offering.

As noted in the Company’s response to comment number three above, this comment is no longer applicable. The noted tables have been revised to remove any reference to the supplemental offering.
Pro Forma Data, page 48
14.	We note your disclosure on page 48 that the interest rate used to estimate income earned on reinvestment of the net proceeds of the offering was not tax affected. Please tell us how you determined it was appropriate to exclude the tax effects of the

Securities and Exchange Commission
August 3, 2010

pro forma adjustments in your presentation or revise accordingly. Refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

The Company excluded tax effects in its pro forma adjustments because it has established a valuation allowance of $16.4 million for the full amount of the net federal and state deferred tax assets as of March 31, 2010. As of both March 31, 2010 and December 31, 2009, the Company concluded that, while improved operating results are expected if the economy begins to improve and its non-performing assets decline, the variability of the credit related costs are such that a more likely than not conclusion of realization could not be supported. Until such time as the Company determines it is more likely than not that it is able to generate taxable income, no tax benefits will be recorded in future years to reduce net losses before taxes. Accordingly, the pro forma presentation is more accurate by excluding tax effects given the Company’s current financial condition.

15.	We note that the pro forma condensed financial information beginning on page 51 includes the impact of both the conversion and supplemental offerings. It is not clear to us why you have presented the impact of the supplemental offering as an adjustment to historical amounts rather than as a pro forma adjustment similar to how you have presented the impacts of the conversion offering. Furthermore, we are unclear as to how this presentation is consistent with Rule 11-02(b)(4) of Regulation S-X. Please advise or revise your presentation accordingly.

The pro forma impact of the supplemental offering has been removed from the pro forma presentation for the reasons noted in the Company’s response to comment number three above. The Company respectfully requests to not change the presentation of the pro forma tables. The presentation of the pro forma tables is consistent with past practice of all previous mutual to stock conversions and is the preferred presentation of the Office of Thrift Supervision. The Staff has accepted this presentation in all previous mutual to stock conversions. Lastly, the cited rule also uses the term “ordinarily” implying that in certain circumstances an alternative presentation may be acceptable.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-performing asset sales, page 58
16.	Include here and expand elsewhere as appropriate a discussion of whether you took a loss on the sale of distressed assets in the past and whether you anticipate taking a loss as part of your increased sales of distressed assets in 2010.

The disclosure has been expanded as requested on page 71 of the Prospectus. Please also see “Recent Developments” beginning on page 39 for a discussion of distressed loan sales that took place during the second quarter of 2010.
Supplemental Offering, page 194

Securities and Exchange Commission
August 3, 2010

17.	Please provide more detail regarding the background of the supplemental offering. Such a discussion should include any connections the selected investors and their associates have with your directors and executive officers, how you determined the amount to be offered to selected investors, whether you have any plans, arrangements and/or understandings with the selected investors and any other pertinent information. We may have additional comments following our review of this disclosure.

As noted in the Company’s response to comment number three above, this comment is no longer applicable.

18.	We note footnote 2 on the cover page which indicates that you assume that 550,000 shares of the supplemental offering will be sold to investors who have participated in credit facilities with you. Please provide us with more information regarding any directed share program that you are utilizing as part of the supplemental offering, including how any such directed share program complies with Section 5 and Rule 134 of the Securities Act.

The Company is not initiating a directed share program. The lenders referenced in the pro forma assumptions will not be treated any differently than other investors in the syndicated community offering other than the lower commission payable to Stifel, Nicolaus & Company, Incorporated. There are no written agreements with the lenders as to how many shares they may purchase; the 500,000 shares (revised from the previous filing) were used solely for pro forma assumptions based on the current loan that was given to Atlantic Coast Federal Corporation.
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Securities and Exchange Commission
August 3, 2010

     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2030 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.
Respectfully,
/s/ Richard S. Garabedian
Richard S. Garabedian

Enclosures
cc:	Eric Envall, Esq.
Angela Connell, CPA
John Nolan, CPA
Robert J. Larison, Jr., President and Chief Executive Officer
Thomas B. Wagers, Sr., Chief Financial Officer
Benjamin Azoff, Esq.